Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

(All amounts expressed in United States dollars unless otherwise noted)

Agnico Eagle reports fourth quarter and full year 2013 results - Strong operational performance yields record annual production

TORONTO, February 12, 2014 - Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) today reported a quarterly net loss of $453.3 million, or a net loss of $2.61 per share for the fourth quarter of 2013.  This result includes, a non-cash after tax impairment loss of $436.3 million ($2.51 per share), a non-cash deferred tax charge (primarily related to a new Mexican mining tax law enacted in the fourth quarter of 2013) of $47.2 million ($0.27 per share), a non-cash impairment loss on available for sale securities of $10.2 million ($0.06 per share), a non-cash stock option expense of $4.3 million ($0.02 per share), other non-recurring expenses of $5.7 million ($0.04 per share), and a non-cash foreign currency translation gain of $6.2 million ($0.04 per share).  Excluding these items would result in adjusted net income of $44.2 million ($0.25 per share) for the fourth quarter of 2013.  In the fourth quarter of 2012, the Company reported net income of $82.8 million or $0.48 per share.

Fourth quarter 2013 cash provided by operating activities was $135.9 million ($144.7 million before changes in non-cash components of working capital), this compares to cash provided by operating activities of $106.0 million in the fourth quarter of 2012 ($169.3 million before changes in non-cash components of working capital).  The decline in cash flow before changes in working capital during the current period was largely due to a lower metal price environment as the Company’s realized gold and silver prices were down 26% and 35% respectively, period over period.

“Despite a challenging time in the gold market, our employees delivered record operating and safety performance for 2013.  This allowed us to exceed both our production and cost guidance for the second year in a row.  Over the next three years, we expect further production growth and stable costs”, said Sean Boyd, President and Chief Executive Officer.  “Despite the strong operating results, and solid production growth ahead from our existing assets, we have decided to reduce our quarterly dividend to enhance our financial flexibility in the current lower gold price environment”, added Mr. Boyd.

Fourth quarter and full year 2013 highlights include:

•                  Continued strong operational performance leads to record annual gold production - record full year payable gold production1 of 1,099,335 ounces at total cash costs2 of $672 per ounce for the year, compared to guidance of 1,060,000 ounces at $690 per ounce

•                  Record fourth quarter production helps drive lower costs - payable gold production of 322,443 ounces at a total cash cost of $623 per ounce in the fourth quarter of 2013

•                  All-in sustaining costs3 for 2013 of $952 per ounce - below third quarter 2013 guidance of $1025 per ounce

•                  Record annual gold production at the Meadowbank Mine - 430,613 ounces at a total cash cost of $774 per ounce

•                  Forecasting 16% projected production growth through 2016 - production is expected to sequentially increase to approximately 1,275,000 ounces in 2016

•                  Year-end 2013 gold reserves, net of production stand at 16.9 million ounces with 11% improvement in average grade to 3.51 grams per tonne (g/t) - gold reserves remain strong despite using $1,200 per ounce gold price rather than averages of $1,350 per ounce and $1,495 per ounce for year-end 2012

•                  Achievement of commercial production at Goldex and commissioning of La India mines - both projects expected to provide further production growth in 2014

•                  Quarterly dividend of $0.08 per share declared - the reduction (was $0.22 per share) in the quarterly dividend reflects current market conditions as gold is trading approximately $100 per ounce lower than the Company’s realized price in 2013.

(1) Payable production of a mineral means the quantity of mineral produced during a period contained in products that are or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

(2) Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements contained herein.  See also “Note Regarding Certain Measures of Performance”.

(3) All-in sustaining cost is a non-GAAP measure.  For a reconciliation to production costs, see “Reconciliation of non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Financial Performance”.  The Company’s methodology for calculating all-in sustaining costs may not be similar to methodology used by other gold producers that disclose all-in sustaining cost. The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in circumstances where the World Gold Council adopts formal industry guidelines regarding this measure.

For the full year 2013, the Company recorded a net loss of $406.5 million, or a net loss of $2.35 per share.  In 2012, Agnico Eagle recorded a net income of $310.9 million, or $1.82 per share.  Compared with the prior year, 2013 earnings were primarily negatively impacted by a non-cash impairment loss, significantly lower realized metal prices (gold and silver prices were down 18% and 29% respectively year-over year), non-cash deferred tax charges (primarily related to the new Mexican mining tax law enacted in the fourth quarter of 2013) and non-cash impairment losses on available for sale securities.

For 2013, cash provided by operating activities was $438.3 million ($496.9 million before changes in non-cash components of working capital).  This represents a decrease over 2012, when cash provided by operating activities totaled $696.0 million ($716.5 million before changes in non-cash components of working capital).  The decrease was primarily due to significantly lower realized metal prices in 2013.

In the fourth quarter of 2013, strong operational performance continued at the Company’s mines, which led to record quarterly and annual production. Once again, Meadowbank was a key contributor with increased throughput, better than expected gold grades, and strong mill recoveries.

Payable gold production in the fourth quarter of 2013 was a record 322,443 ounces compared to 236,535 ounces in the fourth quarter of 2012.  A detailed description of the production and cost performance of each mine is set out below.

Total cash costs for the fourth quarter of 2013 were $623 per ounce versus $769 per ounce for the fourth quarter 2012.  The decrease in total cash costs per ounce in the fourth quarter of 2013 is mainly due to higher production and continued cost control at several of the operations, in particular the Meadowbank mine, which more than offset lower byproduct metals revenue.

For a second straight year, Agnico Eagle has reported record annual gold production. The Company’s payable gold production for the full year 2013 was 1,099,335 ounces at total cash costs per ounce of $672.  This compares to the full year 2012 level of 1,043,811 ounces at total cash costs per ounce of $640.  The improvement in gold production in 2013 was a result of strong operating results from all of the mines, particularly Meadowbank.  The increase in total cash costs per ounce in 2013 was primarily due to the impact of lower byproduct revenues when compared to 2012, which was only partly offset by the positive impact of higher gold production for 2013.

All-in sustaining costs for 2013 were $952 per ounce, which is below guidance given in the third quarter 2013 of $1025 per ounce.

Review of Asset Values and Gold Reserves at a Lower Gold Price

Using a $1,300 per ounce gold price to conduct impairment tests has resulted in a non-cash impairment charge of $537.2 million ($436.3 million after tax). The impairments are comprised of $269.2 million ($194.5 million after tax) at the Meadowbank mine, $200.1 million at the Meliadine development project (where the impairment was all related to goodwill), and $67.9 million ($41.7 million after tax) at the Lapa mine.

Gold reserves were calculated using a $1,200 per ounce gold price.  This resulted in a 0.7 million ounce reduction in reserves before 2013 production.  Reserve life remains robust at approximately 15 years (based on the 2014 production rate) while the average reserve grade has increased by 11% to 3.51 g/t gold from 3.16 g/t gold.  Several key properties saw meaningful increases in the average reserve grade: LaRonde from 4.54 g/t to 5.00 g/t, Meadowbank from 2.82 g/t to 3.27 g/t, Pinos Altos from 2.21 g/t to 2.46 g/t and Meliadine from 6.98 g/t to 7.38 g/t.

Quarterly Dividend Declared

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.08 per common share, payable on March 17, 2014 to shareholders of record as of March 3, 2014.  The reduction in the quarterly dividend payment reflects current conditions in the gold market and management’s decision to conserve cash for longer-term development and growth of its asset base.  With the reduction in our dividend payment, cash outflow will be reduced by approximately $20 million per quarter.  Agnico Eagle has now declared a cash dividend every year since 1983.

Conversion to International Financial Reporting Standards

Agnico Eagle has decided to convert its basis of accounting to International Financial Reporting Standards (“IFRS”) to enhance the comparability of its financial statements to the Company’s peers within the mining industry. The Company has commenced the process to convert its basis of accounting from US GAAP to IFRS with a transition date of January 1, 2013. Agnico Eagle anticipates reporting under IFRS for interim and annual periods beginning in the third quarter of 2014, with comparative information restated under IFRS. Additional disclosure regarding the IFRS conversion is included in the Note

Regarding Conversion to IFRS section of this news release and will be included in the Company’s Management’s Discussion and Analysis expected to be filed in March 2014 in respect of the year ended December 31, 2013.

Conference Call Tomorrow

The Company’s senior management will host a conference call on Thursday, February 13, 2014 at 11:00 AM (E.S.T.) to discuss financial and operating results.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3416 or Toll-free 1-800-814-4860.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 416-640-1917 or Toll-free 1-877-289-8525, access code 4661689. The conference call replay will expire on Friday, March 13, 2014.  The webcast along with presentation slides will be archived for 180 days on www.agnicoeagle.com.

Liquidity - Existing Cash and Credit Facilities Provide Flexibility

Cash and cash equivalents increased to $170.0 million at December 31, 2013, from the September 30, 2013 balance of $141.7 million.  During the fourth quarter of 2013, the Company drew down an additional $50 million on its bank facilities as part of the normal course of fund flows.

Capital expenditures in the fourth quarter of 2013 were $133.1 million including $28.9 million at Kittila, $17.2 million at Meliadine, $17.5 million at La India, $17.2 million at Goldex, $16.8 million at LaRonde, $16.6 million at Pinos Altos, $8.3 million at Meadowbank, $5.5 million at Lapa, $3.0 million at Creston Mascota, and $2.1 on other Canadian projects. For the full year 2013, capital expenditures totaled $577.8 million, which was below expected levels of $621 million announced in the first quarter news release on April 25, 2013.  This decrease in capital spending is a reflection of capital and cost reduction initiatives that have been ongoing through the second half of 2013.

As of December 31, 2013, the Company had drawn down $200 million on its credit lines.  This results in available lines of approximately $1.0 billion.

With its cash balances, anticipated cash flows and available bank lines, management believes that Agnico Eagle has adequate funds to advance its pipeline of mine expansion and gold exploration projects in Canada, Finland, Mexico and the USA.

Three Year Plan Outlines Continued Production Growth

The Company is announcing its production and cost guidance for the three-year period of 2014 through 2016.  Anticipated production through 2016 is expected to increase by approximately 16% from 2013 levels.

In 2014, payable gold production is expected to be within the range of 1,175,000 ounces to 1,205,000 ounces.  Total cash costs per ounce in 2014 are expected to be in the range of $670 to $690.  The 2014 guidance reflects anticipated increases in gold production and reductions in total cash cost per ounce guidance over the 2013 forecast for 2014 of 1,120,000 ounces at a total cash cost of approximately $700 per ounce.

2014 Commodity and currency price assumptions		Approximate impact on total cash costs per ounce
Silver ($/oz)	20	$1 / oz change in silver price	$3
Copper ($/mt)	7,100	10% change in copper price	$3
Zinc ($/mt)	2,000	10% change in zinc price	$1
C$/US$	1.11	$0.01 change in US$/C$	$5
US$/EURO	1.36	$0.01 change in Euro$/US$	$1
MXP/US$	13.25	1 peso change in US$/MXN	$4

LaRonde, Goldex, La India and Meadowbank are Key Production Drivers Over the Next Two Years

At LaRonde, commissioning of the cooling plant is expected to have a positive impact on operating flexibility and production at the mine.  Furthermore, as LaRonde ramps up production in the deeper portion of the mine, the Company expects the gold grade at the mine to increase gradually over the course of the year.

Agnico Eagle also expects to have significant production growth from Goldex (due to a full year of operation) and La India (expected to achieve commercial production in the first quarter of 2014).

In 2014, Meadowbank is expected to have strong production in the first half of the year (about 60% of the yearly forecast) as higher grades are sequenced in the mine plan at the Portage and Goose deposits.  Strong operational performance is expected to continue in 2015 as well.

In 2015, further production growth is expected from LaRonde and Pinos Altos (due to anticipated improving grades), Goldex, La India and Kittila (due to completion of the mill expansion) with aggregate payable gold production expected to be approximately 1,250,000 ounces.

Estimated Payable Gold Production	2013 Actual	2014 Estimated Mid-Point	2015 Estimated Mid-Point	2016 Estimated Mid-Point
Northern Business
LaRonde	181,781	215,000	245,000	285,000
Lapa	100,730	80,000	75,000	45,000
Goldex	20,810	80,000	100,000	90,000
Kittila	146,421	150,000	160,000	170,000
Meadowbank	430,613	430,000	375,000	385,000
	880,355	955,000	955,000	975,000
Southern Business
Pinos Altos	181,773	145,000	165,000	170,000
Creston Mascota	34,027	40,000	40,000	40,000
La India	3,180	50,000	90,000	90,000
	218,980	235,000	295,000	300,000
Total Gold Production	1,099,335	1,190,000	1,250,000	1,275,000

Total Cash Costs Per Ounce	2013 Actual		2014 Estimated Mid-Point
Northern Business
LaRonde	$763		$671
Lapa	678		850
Goldex	782		799
Kittila	601		759
Meadowbank	774		629
	732		692
Southern Business
Pinos Altos	412		532
Creston Mascota	485		754
La India	n/a		743
	424	*	615
Total	$672	*	$678

*Does not include the cost of non-commercial production from La India and Goldex in 2013, and costs related to the Creston Mascota shutdown in Q1 2013 and the Kittila shutdown in Q2 2013.

For 2015 and 2016, total cash costs per ounce are expected to be at a slightly lower level than expected for 2014.

In an effort to provide more transparency, Agnico Eagle is providing guidance with respect to its all-in sustaining costs.  In 2013, the Company calculated all-in sustaining costs as:

Total cash cost per ounce of gold produced + sustaining capital expenditures + general and administrative expenses (net of stock options) + exploration and corporate development expenditures (excluding greenfield exploration).

To reflect the full cost of gold production from current operations, development capital for new projects was not included in the calculation.  The all-in sustaining cost is divided by the gold production to obtain the all-in sustaining cost per ounce.

Based on the recommendations of the World Gold Council in 2013, Agnico Eagle has modified its calculation of all-in sustaining costs for 2014 to be:

Total cash costs + sustaining capital (including capitalized exploration) + general and administrative expenses (including stock option expense) + reclamation remediation expense.

All-in sustaining costs for 2014 are expected to be approximately $990 per ounce.  In 2015 and 2016, the goal is to further reduce the all-in sustaining cost below the level forecast for 2014.

Improvement In the Three Year Gold Production Forecast

Since the prior three-year production guidance of February 13, 2013 (“the Previous Guidance”), there have been a number of key operating developments, resulting in changes to the overall three-year production profile.  Descriptions of the major factors that contributed to these changes are detailed below.

Northern Business

LaRonde Forecast	2013	2014	2015	2016
Previous Guidance (oz)	177,000	215,000	250,000	n.a.
Current Guidance (oz)	181,781 (actual)	215,000	245,000	285,000

LaRonde 2014 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t), Mill Recovery	Silver (g/t), Mill Recovery	Zinc (%), Mill Recovery	Copper (%), Mill Recovery	Minesite Cost Per Tonne[4]
	2,132	3.37, 93.2%	22.8, 65.8%	0.55, 66.8%	0.3, 80.1%	C$	100

(4) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures”

At LaRonde, the commissioning of the cooling plant late in the fourth quarter of 2013 has helped reduce heat and congestion in the lower part of the mine and has provided additional flexibility in the mining plan.  As a result, production from the deeper areas of the mine is expected to ramp up substantially through 2016. In 2014, total cash costs are expected to be slightly lower than last year primarily due to increased gold grades.

Lapa Forecast	2013	2014	2015	2016
Previous Guidance (oz)	97,000	96,000	65,000	n.a.
Current Guidance (oz)	100,730 (actual)	80,000	75,000	45,000

Lapa 2014 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t)	Mill Recovery	Minesite Cost Per Tonne
	555	5.82	77%	C$	134

At Lapa, 2014 and 2015 are the last two years of full production based on the current life of mine plan.  Production in these two years is expected to decline due to lower grades.  The Company expects that the Lapa mine will only operate for a portion of 2016.  Additional exploration results from the Zulapa Z8 zone could extend the mine life through 2016.

Goldex Forecast	2013	2014	2015	2016
Previous Guidance (oz)	15,000	49,000	85,000	n.a.
Current Guidance (oz)	20,810 (actual)	80,000	100,000	90,000

Goldex 2014 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t)	Mill Recovery	Minesite Cost Per Tonne
	1,898	1.42	92.4%	C$	37

The Goldex mine successfully started operations at the M and E zones in the fourth quarter of 2013. The increase in production over previous guidance levels, largely relates to the earlier than expected start-up of the mine and to an expected increase in throughput from 5,500 tonnes-per-day (tpd) in the fourth quarter of 2014 to 6,000 tpd in 2015.  A portion of the additional tonnage is forecast to come from the proposed development of the MX and E2 satellite zones.  Minesite costs per tonne are expected to remain stable or to slightly decline with the higher expected throughput rates.  Exploration is continuing on several other satellite zones, including the deeper D zone, which has the potential to extend the mine’s life.

Kittila Forecast	2013	2014	2015	2016
Previous Guidance (oz)	165,000	165,000	160,000	n.a.
Current Guidance (oz)	146,421 (actual)	150,000	160,000	170,000

Kittila 2014 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t),	Mill Recovery	Minesite Cost Per Tonne
	1,067	4.9	89.3%	€78

At Kittila, steady production growth is expected over the next three years. In 2014, there is a gradual return to reserve grade (4.64 g/t gold) once the remaining higher grade portions of the Suuri pit pillar are extracted. The 750 tpd mill expansion, which is expected to increase the throughput capacity at the mine to 3,750 tonnes per day, is expected to be completed by the middle of 2015.  Increased throughput from the mill expansion is expected to offset the expected decline to reserve grade.

Minesite costs per tonne in 2014 are expected to increase slightly over 2013 levels, but these costs are expected to be reduced with completion of the mill expansion. Additional details on the expansion can be found in the Kittila operating review section of this news release.

Meadowbank Forecast	2013	2014	2015	2016
Previous Guidance (oz)	360,000	367,000	350,000	n.a.
Current Guidance (oz)	430,613 (actual)	430,000	375,000	385,000

Meadowbank 2014 Forecast	Ore Milled (‘000 tonnes)	Gold (g/t),	Mill Recovery	Minesite Cost Per Tonne
	4,156	3.45	93.3%	C$	73

In the third and fourth quarters of 2013, mining encountered higher than expected grades in the Portage and Goose pits, which resulted in gold production being well above expected levels. Initiatives undertaken in the fourth quarter of 2013 have resulted in a re-interpretation of the Meadowbank block models, which have largely driven an anticipated 16% improvement in the reserve grade to 3.27 g/t gold.  The Company expects to continue to encounter higher-grade mineralization in the first half of 2014, which it believes will be a key driver for production for the year. In succeeding years, the increased production levels over previous guidance are being driven by higher expected reserve grades and the ability to maintain throughput levels in excess of 11,000 tpd.

Southern Business

Pinos Altos Forecast	2013	2014	2015	2016
Previous Guidance (oz)	159,000	136,000	161,000	n.a.
Current Guidance (oz)	181,773 (actual)	145,000	165,000	170,000

Pinos Altos 2014 Forecast	Total Ore (‘000 tonnes)	Gold (g/t) Recovery	Silver (g/t) Recovery	Minesite Cost Per Tonne
	1,945	2.45, 94.7%	73, 44.8%	$61

At Pinos Altos, the new production forecast for the three year period 2014-2016 is higher than previously estimated, as a result of expectations that the strong operating performance in 2013 will continue and support higher mill throughput.  Year-over-year variances in guidance for 2014 and 2015 are attributable to mine sequence and ore grade, and higher mill throughput.

Creston Mascota Forecast	2013	2014	2015	2016
Previous Guidance (oz)	32,000	52,000	55,000	n.a.
Current Guidance (oz)	34,027 (actual)	40,000	40,000	40,000

Creston Mascota 2014 Forecast	Total Ore (‘000 tonnes)	Gold (g/t) Recovery	Silver (g/t) Recovery	Minesite Cost Per Tonne
	1,563	1.3, 61.2%	13.4, 7.2%	$20

Operations at Creston Mascota resumed in April 2013 after a temporary suspension for leach pad modifications. Production since this resumption has met Company expectations and was in line with guidance.  The lower annual production from 2014 through 2016 is a reflection of anticipated lower ore grades.  Construction on the Phase 3 leach pad at Creston Mascota is expected to be completed by the end of March 2014.  Minesite costs in 2014 are expected to be higher due to the commissioning of an agglomerator, higher strip ratios and the startup of the Phase 3 pad.

La India Forecast	2013	2014	2015	2016
Previous Guidance (oz)	n.a.	40,000	81,000	n.a.
Current Guidance (oz)	3,180 (actual)	50,000	90,000	90,000

La India 2014 Forecast	Total Ore (‘000 tonnes)	Gold (g/t) Recovery	Silver (g/t) Recovery	Minesite Cost Per Tonne
	3,173	0.84, 58.2%	3.6, 21.8%	$12

Pre-commercial production at La India in 2013 was 3,180 ounces of gold.  The Company expects that production will continue to increase at La India for the next several months as the active leach pad area expands and solution volumes increase to steady state operating levels. Crushing plant throughput continues to increase, and stacking rates are currently averaging approximately 12,000 tpd.  Commercial production is anticipated at La India in the first quarter of 2014. Production guidance for La India has been increased slightly over last year’s guidance due to the mine’s earlier than planned startup.  Operating costs in 2014 are forecast to be higher than in subsequent years due to the production increase.

Continued Capital Discipline Expected in 2014

At current spot input prices, Agnico Eagle expects to fund this year’s capital expenditures, which are estimated to total approximately $416 million, from operating cash flow.  The Company’s goal is to continue to work at reducing capital expenditures in order to generate more free cash flow.

The estimated capital expenditures for 2014 include approximately $227 million of sustaining capital at the mines and $166 million on new projects and expansions, as set out in the table below.  Additionally, approximately $23 million is estimated to be spent on capitalized exploration and approximately $51 million on expensed exploration, project evaluation and corporate development.  Capital expenditures in 2015 are expected to decline slightly from 2014 levels.

Estimated 2014 Capital Expenditures (millions of $)	Sustaining	Development Projects	Capitalized Exploration	Expensed Exploration
Northern Business
LaRonde	68	13	1
Lapa	16		3	1
Goldex	16	13	2
Kittila	56	65	4	3
Meadowbank	34
Meliadine		42	5	3
	190	133	15	7
Southern Business
Pinos Altos	29	29	3	1
La India	2	4	4	3
Creston Mascota	6		1
	37	33	8	4
Project Eval/Corp Dev				21
Other Exploration				19
Total Expenditures	$227	166	23	51

Development/Expansion Projects - Future Optionality with Low Capital Commitment

The current three year plan sets out estimated annual gold production which increases each year through 2016 to approximately 1,275,000 million ounces.  However, these forecasts do not include the expansion and development projects set out below, which have not yet been approved for construction.

Kittila - Production Shaft and Rimpi Zone Development

A study is underway to consider the construction of a production shaft at Kittila.  This shaft would provide operating cost savings and sustain long-term production at higher throughput levels from multiple zones, especially at depths below 700 metres. A shaft would also provide access for exploration and infill drilling.  In addition, a study is underway to evaluate the feasibility to develop the Rimpi Zone as a potential ore source.

Meliadine - Ramp Extension provides Development Flexibility

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is one of Agnico Eagle’s largest gold projects in terms of resources. The Company owns 100% of the 65,000-hectare property.

Activities in 2013 included infill and step-out diamond drilling, road construction, ramp development, permitting, camp operation and work on an updated technical study.

The 2013 exploration program was completed in August with a total of 79,959 metres drilled. Drilling was focused around known deposits (Tiriganiaq, Wesmeg/Normeg, F zone, Pump and Discovery) and on regional exploration targets.

Highlights of the program include new deep intercepts that have revealed potential to expand the Pump, F zone and Discovery deposits. Drilling has also delineated higher-grade shoots within the Wesmeg deposit, similar to those in the Tiriganiaq and Normeg deposits. These results were incorporated into the year-end 2013 reserve and resource statement (see below).  Despite using a lower gold price in 2013, the reserve grade at Meliadine increased to 7.38 g/t from 6.98 g/t.

Construction of a permanent portal with upgraded infrastructure for the exploration ramp was completed in the fourth quarter of 2013. A significant portion of the 2014 Meliadine capital budget (approximately $42 million) is scheduled to be dedicated to further ramp development. The ramp would allow for cost-effective exploration and conversion drilling of the deeper parts of the Tiriganiaq and Wesmeg/Normeg zones, which should provide a better understanding of the ore zones and help to optimize potential mining plans. Extension of the ramp would also keep the development time line on track for a potential late 2018 start up if the Company determines to build a mine at Meliadine. A portion of the 2014 budget is allocated to exploration and resource conversion drilling.

An updated technical study is progressing with completion expected in late 2014. The timing of estimating or making capital expenditures on the project beyond 2014 will be subject to Board approval and prevailing market conditions.

Additional Satellite Potential Being Evaluated at Goldex

At the Goldex mine, studies are continuing on the evaluation of other satellite zones including the Deep (top of the D Zone) and the P Zone.  These zones could have synergies with the potential development of the Akasaba West deposit (see below), which could enhance production levels or extend the current mine life and reduce operating costs.

Akasaba West - Could Provide Future Mill Feed to Agnico’s Abitibi Facilities

In January 2014, Agnico Eagle acquired the Akasaba West gold-copper deposit from Alexandria Minerals (AZX:TSXV) for C$5.0 million and a 2% NSR royalty on any gold production exceeding 210,000 ounces.  Located less than 30 km from Goldex, the Akasaba West deposit could potentially create flexibility and synergies for the Company’s operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall costs.

In 2014, $2.3 million is scheduled to be spent on infill drilling to verify the known mineralization and move the project towards feasibility and permitting.

Gold Reserves - 16.9M Ounces with 11% Improvement in Grade

With the recent downturn in commodity prices, the Company has used lower commodity price assumptions to calculate 2013 year-end reserves ($1,200/oz gold and $18/oz silver).

At year-end 2013, the Company’s proven and probable gold reserves (net of 2013 production) totaled 149 million tonnes grading 3.51 g/t gold, containing 16.9 million ounces of gold, a decrease of 1.8 million ounces from 2012 levels (including 2013 production of approximately 1.1 million ounces). Despite the decline in overall reserves, the average reserve grade increased to 3.51 g/t gold, which is a considerable increase over last year’s grade of 3.16 g/t gold.

The Company’s year-end 2013 gold reserves, net of the 1,099,335 ounces of gold production in 2013 are set out below:

	Proven & Probable			Average Gold Reserve
Gold Reserves	Reserve (000s ounces)			Grade (g/t)
By Mine	2013	2012	Change	2013	2012	Change
Northern Business
LaRonde	3,880	4,206	-326	5.00	4.54	0.46
Lapa	281	395	-114	5.97	5.95	0.02
Goldex	372	349	24	1.52	1.55	-0.03
Kittila	4,714	4,783	-68	4.64	4.49	0.15
Meadowbank	1,751	2,294	-542	3.27	2.82	0.45
Meliadine	2,841	2,987	-145	7.38	6.98	0.40
Bousquet	0	178	-178	—	1.88	—
Total/Average	13,840	15,192	-1,352	4.61	4.20	0.40

Southern Business
Pinos Altos	2,266	2,714	-448	2.46	2.21	0.25
La India	758	776	-17	0.87	0.72	0.15
Total/Average	3,024	3,490	-18	1.69	1.52	0.17
Total Reserves	16,865	18,681	-1,817	3.51	3.16	0.35

Amounts presented in the table and in this news release have been rounded to the nearest thousand. See “Detailed Mineral Reserve and Resource Data (as at December 31, 2013)” set out at the end of this news release for more details.

In prior years, economic parameters used to model reserves for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the SEC has interpreted to mean historic three-year average prices.  Given the downturn in commodity prices in 2013, and in order to focus on improving the quality of the reserve base, Agnico Eagle has decided to use more conservative gold and silver prices of $1,200 per ounce and $18 per ounce, respectively, for the December 2013 reserve estimations.  These prices are well below the three-year historic gold and silver price averages of approximately $1,551 per ounce and $30 per ounce, respectively.

For the December 2013 reserve calculations, the same economic parameters were used at all of the Company’s mines and advanced projects.  Details on the economic parameters used in generating the December 2013 reserves are shown with the detailed reserve and resource tables near the end of this news release.

The consequence of using substantially lower metals prices for reserve estimation than last year is a higher cut-off grade for each operation. This results in reserves that have fewer ounces but higher gold grade than in 2012. The global reserves gold grade increased year-over-year by 11% to 3.51 g/t in 2013, as shown in the change in reserves table. While the reserves at each operating mine had declines greater than those from depletion resulting from 2013 production, the higher grade makes the remaining reserves more robust in the short-term uncertainty of the current gold market.

The Meadowbank mine had the largest decline in reserves due to the 2013 record high 457,000 ounces of in-situ gold mined (431,000 ounces of gold production) and a higher cut-off grade used in the 2013 estimations.  The reserve grade at Meadowbank improved 15% to 3.24 g/t gold, largely due to the re-interpretation of the Goose and Portage block models (see the mine discussion below).  The decline includes approximately 246,000 ounces of lower-grade material from the deeper portion of the Vault pit.  A table near the end of this section shows the 2012-to-2013 reduction of 264,000 ounces of gold in total reserves at the Vault deposit.  Mining is expected to begin in the Vault deposit in 2014.

Pinos Altos also saw a decline in reserves due to the setting aside of previous reserves in an underground support pillar.  The reserve grade at Pinos Altos also increased 11% to 2.46 g/t gold.

There were also significant grade increases at LaRonde (5.00 g/t versus the prior estimate of 4.54 g/t gold) and Meliadine (7.38 g/t versus the prior estimate of 6.98 g/t gold).

It is the Company’s goal to maintain its gold reserves at approximately 15 times its annual gold production rate.  The current reserves are approximately at this level when compared to the Company’s projected annual 2014 production rate.

In addition to proven and probable gold reserves, Agnico Eagle’s byproduct reserves include approximately 75 million ounces of silver at the Pinos Altos and LaRonde mines (52.8 million tonnes grading 43.89 g/t silver), plus 161,000 tonnes of zinc and 60,000 tonnes of copper at the LaRonde mine (24.1 million tonnes grading 0.67% zinc and 0.25% copper).

For a $150 per ounce (13%) increase in the gold price (leaving all other assumptions unchanged), there would be an estimated 8.3% increase in proven and probable gold reserves. Conversely for a $150 per ounce (13%) decrease in the gold price (leaving all other assumptions unchanged), there would be an estimated 5.4% decrease in proven and probable gold reserves. It should also be noted that approximately 89% of the Company’s gold reserves have forecast total cash costs below $950 per ounce, and approximately 64% of the Company’s reserves have forecast total cash costs below $700 per ounce. These are estimates and are not based on detailed mining plans.

Measured and Indicated Gold Resources Grow by 11%

In 2013, drilling was carried out to increase the confidence level of the resource base. This work led to a substantial increase and upgrade to the quality of the resources in 2013.

The Company’s measured and indicated resources now total approximately 157 million tonnes grading 1.91 g/t, or 9.7 million ounces of gold. This represents an increase of about 11% or 1.6 million ounces and a 7% increase in grade over the December 2012 measured and indicated resource (see the February 13, 2013 news release for comparison). The increase in contained gold represents successful conversion drilling from inferred resources as well as reclassification of some gold reserves, offset by the effects of a higher cut-off grade.

The main increase to indicated resources came at the Meliadine project, where the gold grade increased 28% to 5.05 g/t. There was also a large increase in the measured and indicated resources at the Kittila mine due to the same factors, and the gold grade increased by 5% to 2.79 g/t.

At Goldex, there was an increase of 285,000 ounces of gold contained in indicated resources (largely from the D zone), where the grade increased 11% to 2.03 g/t gold (see the February 13, 2013 news release for comparison). A table near the end of this section shows the 2012-to-2013 increase of 260,000 ounces of gold in indicated resources at the D zone. The La India property also increased measured and indicated resources, largely due to a new geological model at the Tarachi deposit.

At the Pinos Altos property, the indicated resources declined due to a more conservative mine plan at the Santo Nino underground deposit and the proposed Sinter pit.

The Company’s inferred resources now total approximately 169 million tonnes grading 1.86 g/t, or 10.1 million ounces of gold. This represents a decrease of approximately 2.0 million ounces of gold in inferred resources (see the February 13, 2013 news release for comparison). The change is due to the transfer of 1.2 million ounces to indicated resources and a 1.9-million-ounce reduction from using higher cut-off grades, partially offset by a 1.1 million ounce addition from exploration drilling. The successful conversion to indicated resources was mainly at the Meliadine, Goldex and Kittila mines. The negative impact of the higher cut-off grades was felt most strongly at Kittila and Meliadine, a result of this year’s program to increase confidence in the resources. The main exploration success was at the Meliadine and Kittila properties, with some success at LaRonde’s Zone 19 as well.

The distribution of resources by property is set out in the following table.

December 31, 2013 Resources

	Measured & Indicated	Inferred
	Resources*	Resources*
	(000 oz gold)	(000 oz gold)
Northern Business
LaRonde	289	1,561
Lapa	213	172
Goldex	1,896	1,374
Kittila	988	996
Meadowbank	768	421
Meliadine	3,082	2,712
Bousquet/Ellison	1,008	778
Other	31	420
Subtotal	8,276	8,434

Southern Business
Pinos Altos	692	726
La India	686	960
Subtotal	1,378	1,686
Total Resources	9,654	10,121

*For full details including tonnages and grade, see the Detailed Mineral Reserve and Resource Data table in this news release

Changes to reserves or resources of selected zones, Dec. 31, 2012 and 2013

	Dec. 31, 2012			Dec. 31, 2013
Zone	Gold grade (g/t)	Gold (000s oz)	Tonnes (000s)	Gold grade (g/t)	Gold (000s oz)	Tonnes (000s)
Proven & Probable reserves
Vault zone, Meadowbank mine	2.59	1,119	13,453	2.79	855	9,537
Indicated resources
D zone, Goldex mine	2.06	338	5,070	2.39	598	7,793

2014 Exploration Program and Budget - a Significant Reduction Over Historical Levels

A large component of the 2014 exploration program will be focused on regional areas such as Nunavut (Meliadine and the IVR property located 50 km northwest of Meadowbank), Quebec (Akasaba), Mexico (Tarachi and La India) and Finland. These programs are designed to further evaluate deposits which could ultimately supplement the Company’s existing production profile. In 2014, Agnico Eagle’s direct exploration budget (not including project evaluation and corporate development activities) is approximately $53 million, of which about $23 million will be spent on capitalized exploration, mostly at the various mine sites.

Northern Business Operating Review

LaRonde Mine - Cooling Plant Commissioning Complete; Exhaust System Installation on Schedule

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

The LaRonde mill processed an average of 6,726 tpd in the fourth quarter of 2013, compared with an average of 6,379 tpd in the corresponding period of 2012.  Minesite costs per tonne were approximately C$90 in the fourth quarter of 2013, lower than the C$98 per tonne experienced in the fourth quarter of 2012.  The decrease in costs over the prior-year period is partly due to higher tonnage, lower labor costs, and various other cost reduction initiatives.

Milling performance for the full year 2013 was approximately 6,354 tpd versus 6,444 tpd in 2012.  The slightly lower throughput in 2013 relates primarily to 16 days of unplanned shutdown related to the hoist drive compared to 2012.

Minesite costs per tonne for the full year 2013 were approximately C$99, slightly higher than C$95 per tonne in 2012.  The higher costs were mainly due to the 16 days of unplanned shutdown as mentioned above.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $664 in the fourth quarter of 2013 on payable production of 51,336 ounces of gold.  This compares with the fourth quarter of 2012 when total cash costs per ounce were $756 on production of 36,911 ounces of gold.  The decrease in total cash costs in the 2013 period was largely due to higher production (due to increased tonnage, higher gold grades and the improved recoveries from the CIP circuit), and lower costs, offset somewhat in part by lower by-product production and revenues.

For the full year 2013, LaRonde’s total cash costs per ounce were $763 on gold production of 181,781 ounces.  This compares to total cash costs per ounce of $569 on gold production of 160,875 ounces in 2012.  Higher gold production in 2013 is a result of an improvement in grade, consistent with more of the ore being mined from the lower mine area where gold grades are higher.  The increase in total cash costs over 2012 is primarily due to lower by-product production (zinc and silver) and significantly lower by-product revenues.

In 2013, the LaRonde mine also produced approximately 19,814 tonnes of zinc (49% less than in 2012), 2.1 million ounces of silver (6% less than in 2012), and 4,835 tonnes of copper (17% more than in 2012) as by-products to the gold production. These totals are consistent with the change in the metals mix as the mine goes deeper and becomes more gold / copper rich as opposed to zinc / silver rich in the upper levels.  In 2014, approximately 80% of the production will come from the lower mine area.

The new cooling plant on the 262 level began operating in December 2013, and other components of the new ventilation system are currently being commissioned, with everything expected to be on line in time to handle higher summer temperatures and reduce the frequency of heat-related delays from prior years.

In 2014, work will begin on the installation of a coarse ore conveyor system that will extend from the 293 level to the crusher on the 280 level.  The new conveyor, which is expected to be operational in late 2015, should help lower costs and reduce congestion in the deeper portions of the mine.

A three week shutdown is planned at LaRonde in July 2014 to facilitate the installation of new hoist drives to replace obsolete production and service hoist equipment in the Penna shaft.

Lapa - Steady Production and Strong Cost Containment in 2013

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

The Lapa circuit, located at the LaRonde mill, processed an average of 1,821 tpd in the fourth quarter of 2013.  This compares with an average of 1,746 tpd in the fourth quarter of 2012. The improved throughput in the 2013 period was largely due to increased ore hoisted during the quarter compared to the 2012 period.

Minesite costs per tonne were C$108 in the fourth quarter of 2013, slightly better than the C$113 realized in the fourth quarter of 2012.  The improvement in the 2013 period was largely due to the higher tonnage processed and strong cost control in all aspects of the operation, including lower usage of consumables (especially cement), lower development costs and lower energy consumption due to better ventilation management.

For the full year 2013, Lapa averaged 1,755 tpd, which is almost identical to 2012 levels. Full-year minesite costs in 2013 were C$110 per tonne, slightly below the C$115 achieved in 2012.  Costs were lower in 2013 largely due to the factors set out above.

Payable production in the fourth quarter of 2013 was 26,323 ounces of gold at a total cash cost per ounce of $655.  This compares with the fourth quarter of 2012, when production was 24,621 ounces of gold at total cash cost per ounce of $742.  Slightly higher tonnage and recoveries and good cost containment resulted in higher production and lower costs during the fourth quarter of 2013 compared to the 2012 period.

For the full year 2013, payable production was 100,730 ounces of gold at total cash costs of $678 per ounce.  The prior year production was 106,191 ounces of gold at total cash costs of $697 per ounce.  Production in 2013 was lower due to reduced grades, while costs were lower due to successful cost cutting measures implemented by the Company.

At Lapa, 2014 and 2015 are the last two years of full production based on the current life of mine plan.  In 2016, production is expected to exhibit a decline from the current levels.  Additional exploration drilling in the parallel Zulapa Z8 zone could extend the mine life.

Goldex - Commercial Production Achieved in Fourth Quarter 2013

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining operations in the original Goldex Extension Zone (GEZ) orebody were suspended in October 2011 (see October 19, 2011 news release). In July 2012, the M and E satellite zones were approved for development. Mining operations at GEZ remain suspended.

Mining operations resumed on the M and E satellite zones in September 2013. Initial mill testing, late in the third quarter of 2013, yielded 1,505 ounces of pre-commercial gold production. The Goldex mine achieved commercial production in the fourth quarter of 2013, with the mill processing an average of 5,343 tpd during the quarter.  Throughput is expected to gradually increase from a level of 5,400 tpd in the fourth quarter of 2014 to approximately 6,000 tpd in 2015.

Minesite costs per tonne at Goldex were approximately C$32 in the fourth quarter of 2013, which was well below the September 2013 forecast cost of approximately C$40 per tonne. Mine site costs per tonne were significantly lower than forecast primarily due to higher tonnage, lower drilling and blasting costs and lower backfill costs.  However the life of mine cost per tonne remains forecast to be approximately C$39.

Payable gold production in the fourth quarter of 2013 was 19,305 ounces at a total cash cost per ounce of $782. Forecasts in September 2013 had called for commercial production of approximately 15,000 ounces at a total cash cost of approximately $900 per ounce. Higher gold production was primarily due to higher head grade combined with higher tonnage and slightly higher recovery.  Costs were lower due to the reasons outlined above.

For the full year 2013, the mine produced 20,810 ounces of gold, including 1,505 pre-production ounces.

In 2014, development activities will begin on the MX and E2 satellite zones.  In addition, exploration is continuing on several other satellite zones, including the Deep and P zone (top of the D zone), which have the potential to further extend the mine’s life.  Economies of scale may be available if additional zones are developed as the mill has the ability to operate at over 8,000 tpd.

Meadowbank - Record Production in 2013

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

The Meadowbank mill processed a record average of 11,398 tpd in the fourth quarter of 2013, compared to the 11,193 tpd achieved in the fourth quarter of 2012.  The continued improvement in mill throughput in the fourth quarter of 2013 is due to significant improvements in equipment availability and maintenance, compared to the 2012 period.

For the full year 2013, the Meadowbank mill processed an average of 11,350 tpd, compared to 10,440 tpd in the full year 2012.  The continued improvement in mill throughput in 2013 compared to 2012 is due to the same reasons outlined above.

Minesite costs per tonne were a record low C$79 in the fourth quarter and C$83 for the full year of 2013.  These costs were lower than the C$90 and C$88 per tonne in the fourth quarter and full year 2012, respectively.  The improvement in cost per tonne was primarily driven by improved productivity, the 2013 cost management program and ongoing cost controls, compared to the respective 2012 period.

Payable production in the fourth quarter of 2013 was 123,433 ounces of gold at total cash costs per ounce of gold of $637.  This compares with the fourth quarter of 2012 when 77,238 ounces were produced at total cash costs per ounce of $1,200.  The higher production and lower costs in the 2013 period compared to the 2012 period are primarily due to a 54% increase in the grade processed and ongoing cost control programs.

Full year 2013 payable gold production was a record 430,613 ounces at total cash costs per ounce of gold of $774.  In 2012, the mine produced 366,030 ounces at total cash costs per ounce of $913.  The increase in year over year production and decline in total cash costs is primarily due to better tonnage and grade than predicted by the block models, consistently high crusher throughput levels, slightly better recoveries and strong cost containment programs.

Initially in the third quarter of 2013, mining encountered higher than expected grades in the Portage B pit predominantly due to the presence of more free gold than modeled.  Additionally, in the Portage E pit, there was approximately a 30% increase in tonnes and grade compared to the block model.  This appears to have been due to an underestimation of the geological complexity (folding) of the mineralization in this portion of the ore body. At the Goose pit, the assay capping level and the block model interpretation down played the continuity of higher-grade areas, which also led to stronger grade reconciliation.

In the fourth quarter of 2013, grades remained high due to accelerated stripping in the Goose pit (providing additional access to the high grade ore), and encountering higher grades than expected in the Goose and Portage pits.

In order to reduce the variance between the block model and the grades going through the mill, a number of initiatives were undertaken in the fourth quarter of 2013. At Goose, the main zone was remodeled to separate the “Super High Grade” ore (greater than 10 g/t gold) from the run-of mine ore and also remove significant zones of internal waste.  In addition, reserves were re-estimated using adjusted parameters and a new interpolation method to better match the grade control estimations.  As a result, tonnage declined by 18.5%, but the grade and contained ounces increased by 34.3% and 9.4% respectively when compared to the December 2012 model.

At the Portage deposit, 4,400 metres of delineation and infill drilling were completed in Portage South.  Ore wireframes were then updated and re-interpreted to be more selective. As a result, the block model has now been estimated using modified parameters.  With these modifications, there has been a 13.4% increase in tonnes, a 7.4% increase in grade and a 13.3% increase in ounces at the Portage pit compared to the December 2012 model.

Overall, the reserve grade at Meadowbank improved 16% to 3.24 g/t gold, largely due to the re-interpretation of the Goose and Portage block models.  With the increased reserve grades and an accelerated stripping program at the Goose pit, Meadowbank is expected to have strong first half production in 2014.  The Goose pit is expected to be completed in the second half of 2014.

In 2013, Agnico Eagle returned to its IVR property, located approximately 50km northwest of Meadowbank, with a small exploration program.  Due to the exploration success with several holes returning intriguing gold mineralization, a follow-up program of 5,000 metres will be drilled in 2014.

Kittila - Mill Expansion on Schedule for Mid-2015 Start-up

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

The Kittila mill processed an average of 3,349 tpd in the fourth quarter of 2013.  In the fourth quarter of 2012, the Kittila mill processed 3,030 tpd.  Since the completion of the extended maintenance period in the second quarter of 2013, as expected, mill availability and efficiency has improved significantly, which has allowed for higher throughput levels at the mill.

Minesite costs per tonne at Kittila were approximately €70 in the fourth quarter of 2013, compared to €69 in the fourth quarter of 2012.  Costs remained flat in the fourth quarter of 2013 due to higher tonnages and good cost control (particularly on explosives and chemicals) when compared with the 2012 period.

For the full year 2013, the mill processed an average of 2,559 tpd as compared with 2012 when the mill processed an average of 2,979 tpd.  The decrease in throughput relates to the extended shutdown in the second quarter of 2013. For the full year 2013, the minesite costs per tonne were €73, compared to €69 in 2012.  The increased minesite costs per tonne in the 2013 period primarily relate to the lower tonnage and the shift to higher cost underground mining from open pit mining.

Fourth quarter 2013 payable gold production at Kittila was 41,710 ounces with a total cash cost per ounce of $687.  In the fourth quarter of 2012 the mine produced 45,273 ounces at total cash costs per ounce of $569.  In the 2012 period, mining activities were just being completed in the Suuri pit, which resulted in higher grades and lower costs compared to the 2013 period, during which all the ore was sourced from the relatively higher cost underground.

For the full year 2013, payable gold production from Kittila was 146,421 ounces at total cash costs of $601 per ounce.  In 2012, the mine produced 175,878 ounces of gold at total cash costs of $565 per ounce.  The lower production in 2013 was largely due to the extended maintenance shutdown in the second quarter of 2013.  The higher costs are largely due to lower production and slightly higher costs associated with the transition to underground mining compared to the 2012 period.

In 2013, the Kittila mill had annual record recovery of 90.17%.

The 750 tonne per day mill expansion at Kittila is progressing on schedule and budget with start-up expected to occur in mid-2015. Civil works are proceeding as planned with all concrete pouring completed and the erection of steel structures underway. Commissioning of the ore handling area is on-going and construction of the building to house the oxygen plant has been completed. In addition, the manufacture of the ball mill is slightly ahead of schedule. The expansion is expected to improve unit costs and to offset a gradual reduction in realized grade towards the average reserve grade over the next several years.

Southern Business Operating Review

Pinos Altos - Continued Higher Mill Throughput

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009. Current mine life is estimated to be through 2029.

The Pinos Altos mill processed 5,313 tpd in the fourth quarter of 2013, compared to 5,121 tpd per day processed in the fourth quarter of 2012, largely attributable to a new mill liner design and higher mechanical availability. During the fourth quarter of 2013, approximately 184,300 tonnes of ore were stacked on the leach pad at Pinos Altos, compared to 259,200 tonnes in the comparable 2012 period. Minesite cost per tonne at Pinos Altos was $46 in the fourth quarter of 2013 identical to those in the fourth quarter of 2012.  Costs held steady despite a higher percentage of lower cost heap leach ore being stacked in the 2012 period due to the ongoing cost containment efforts.

For the full year 2013, the Pinos Altos mill processed an average of 5,262 tpd, compared to 5,020 tpd processed in 2012. In 2013, approximately 805,200 tonnes of ore were stacked on the leach pad at Pinos Altos, compared to 1,025,000 tonnes in 2012. Minesite cost per tonne at Pinos Altos for full year period in 2013 were approximately $45, compared to $41 in 2012, with the difference largely attributable to variations in the proportion of heap leach ore to milled ore.

Payable production in the fourth quarter of 2013 was 46,490 ounces of gold at a cash cost per ounce of $442. This compares with production of 48,932 ounces at a total cash cost of $295 in the fourth quarter of 2012. Lower production in 2013 is largely due to slightly lower grades processed over the comparable period last year. The increase in the year over year total cash cost per ounce is largely due to a 34% decline in realized silver price compared to the prior year period.

For the full year 2013, Pinos Altos produced 181,773 ounces of gold at a total cash cost per ounce of $412. This is in contrast to 2012 when the mine produced 183,662 ounces of gold at a total cash cost of $276 per ounce. The increase in the cash costs per ounce on a year-over-year basis is largely due to a lower realized silver price.

The $106 million Pinos Altos shaft sinking project remains on schedule and budget with approximately 58% of the total budget committed to date. Head frame erection has been completed and the hoist and hoist house electrical installation has been completed.  Shaft sinking is underway (currently at a depth of approximately 120 metres) and hoist commissioning is currently in progress. When the shaft is completed (scheduled to be in 2015), it will allow better matching of the mill capacity with the future mining capacity at Pinos Altos when the open pit mining operation begins to wind down as planned over the next several years.

The Company continues to evaluate a number of regional satellite opportunities such as Sinter and Reyna de Plata in order to better understand the development potential of these projects.

Creston Mascota - Phase 3 Leach Pad Nearing Completion

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010. Operations at Creston Mascota resumed in April 2013 after a temporary suspension for leach pad modifications. Production since this resumption has met Company expectations and is in line with guidance.

Approximately 325,500 tonnes of ore were stacked on the Creston Mascota leach pad during the fourth quarter of 2013, compared to approximately 78,300 tonnes stacked in the fourth quarter of 2012. Minesite costs per tonne at Creston Mascota were $15 in the fourth quarter of 2013, compared to nil in the fourth quarter of 2012. Tonnes stacked and minesite costs per tonne for the comparable period of 2012 are not representative given that operations were temporarily suspended for leach pad modifications.

Payable gold production at Creston Mascota in the fourth quarter of 2013 was 10,666 ounces at a total cash cost per ounce of $431. This compares to 3,560 ounces during the fourth quarter of 2012. The lower production in the 2012 period is due to the suspension of operations referred to above, which resulted in fewer ounces from drain-down of older leach panels.

For the full year 2013, approximately 1,276,200 tonnes of ore were stacked on the Creston Mascota leach pad, compared to approximately 1,532,400 tonnes stacked in the full year 2012. Minesite costs per tonne at Creston Mascota were $16 for the full year 2013, compared to $12 in 2012. Tonnes stacked and minesite costs per tonne for the comparable period of 2012 are not representative given that operations were temporarily suspended for leach pad modifications.

Payable gold production for the full year 2013 totaled 34,027 ounces at a total cash cost per ounce of $485, compared to 51,175 ounces at a total cash cost per ounce of $326 in 2012. The lower production and higher costs per ounce in 2013 are reflective of the temporary shutdown of the operation from January until April 2013.

Construction on the Phase 3 leach pad at Creston Mascota is expected to be completed by the end of March 2014. Production at Creston Mascota is expected to increase in the latter half of 2014 as the new agglomerator planned for installation in the second quarter of 2014 allows will increase crushed ore processing capacity.

La India - Commissioning Continues; Commercial Production Expected in Q1 2014

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, was acquired in November 2011 through the purchase of Grayd Resources which included a 56,000 hectare land position in the Mulatos Gold belt. Commissioning of the mine commenced ahead of schedule in the third quarter of 2013. Design, permitting, construction and start-up of the La India mine were completed within 22 months of the acquisition. In 2013, the mine reported 3,180 ounces of pre-

commercial production, and the project was on target with regard to the budgeted capital cost of $157.6 million.

Throughput continues to ramp up and stacking rates are currently averaging approximately 12,000 tpd.  It is expected that several months of operation will be required to achieve steady state production.  Commercial production is expected to be declared in the first quarter of 2014.

While progressing as expected during the commissioning phase, ramp up challenges have included congestion for leaching and stacking ore at the bottom of the leach pad due to the “inverted pyramid” geometry of the pad, debottlenecking of the crushing and stacking system, and higher than expected ore abrasion.

Further work is also planned at La India to better define the mineral domains of the known sulfide mineralization.

Depreciation Guidance

Agnico Eagle expects its 2014 amortization expense to be in the range of $355 to $375 million.

General & Administrative Cost Guidance

Agnico Eagle expects 2014 general and administration expense to be between $55 to $65 million, excluding share based compensation.  This represents a decline of approximately 15% from 2013 levels. In 2014, share based compensation is expected to be between $30 to $35 million including stock option expense (which is a non-cash item) of between $18 to $22 million (which is lower than in previous years due to lower stock option valuation).

Please see the supplemental financial data section of the Financial and Operating Database on the Company’s website for additional historical financial data.

Tax Guidance for 2014

Beginning in 2014, mining companies in Mexico must pay a royalty of essentially 7.5% of earnings before interest, taxes, depreciation and amortization (EBITDA).  As capital expenditures are not deductible for purposes of the royalty, a temporary difference arose upon enactment in the fourth quarter of 2013 with respect to the accounting carrying value of such expenditures in the consolidated financial statements. This temporary difference gives rise to an additional deferred tax liability and must be charged to earnings in the year of enactment. For the Pinos Altos, Creston Mascota and La India mines, the total charge in the fourth quarter of 2013 was US$50M.

While Agnico will be paying cash taxes with respect to the Mexican mining royalty beginning in 2014, the fourth quarter 2013 deferred tax charge is not a recurring tax expense and arises as a result of the enactment of the new mining tax in the fourth quarter of 2013.

For 2014, the jurisdictional tax rates are expected to be:

Canada - 40% to 50%
Mexico - 35% to 40%
Finland - 20%

The Company’s overall tax rate is expected to be between 40% to 45%.

Significant Mining Expertise Added to the Board of Directors

The Board of Directors is pleased to announce the appointment of Deborah McCombe , P.Geo, to the Board effective today.  Ms. McCombe is the President and CEO of Roscoe Postle Associates, and she has over 30 years of experience in exploration project management, feasibility studies, reserve estimation, due diligence and evaluation studies.  In addition, Ms. McCombe will also serve on the Health, Safety, Environment and Sustainable Development Committee.

Annual General Meeting

Friday, May 2, 2014 at 11:00 am (E.D.T.)
Sheraton Centre Toronto Hotel (Dominion Ballroom)
123 Queen Street West
Toronto, ON M5H 2M9

Expected Dividend Record and Payment Dates for the Remainder of 2014

Record Date	Payment Date
March 3*	March 17*
June 2	June 16
September 2	September 16
December 1	December 15

*Declared

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment program.
Dividend Reinvestment Plan

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its seven mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Note Regarding Conversion to IFRS

The Company has identified several differences between US GAAP and IFRS that may have an impact on the Company’s consolidated financial statements. These differences should not be regarded as a complete list of changes that will result from the transition to IFRS, rather they encompass management’s high level evaluation of significant differences between US GAAP and IFRS and available IFRS accounting policy choices as they currently exist. At this stage in the IFRS conversion plan, the Company has not quantified the impact of these differences on our consolidated financial statements or selected IFRS accounting policies. Significant identified differences between US GAAP and IFRS include asset impairment testing and measurement, accounting for production stripping costs, accounting for exploration and evaluation expenditures and accounting for property, plant and equipment. The Company anticipates providing additional information on the expected quantitative impact of IFRS adoption in its consolidated financial statements filed in respect of the second quarter of 2014.

Under US GAAP, a two-step approach is used for long-lived asset impairment testing whereby long-lived assets are first tested for recoverability based on their expected undiscounted cash flows. If a long-lived asset’s expected undiscounted cash flow exceeds the recorded carrying amount, no impairment charge is required. If the expected undiscounted cash flow is lower than the recorded carrying amount, the long-lived assets are written down to their estimated fair value. US GAAP does not permit the reversal of impairment losses. IFRS prescribes a one-step approach for asset impairment testing and measurement whereby an asset’s recoverable amount is compared directly against its recorded carrying amount. Under IFRS, an asset’s recoverable amount is determined as the higher of the estimated fair value less costs to sell or value in use (which is measured using discounted cash flows). If an asset’s recoverable amount is less than the recorded carrying amount, an impairment charge is required. IFRS also requires the reversal of previously recorded impairment losses where circumstances have changed such that the impairments have been reduced. The difference in the approach to asset impairment testing and measurement may result in more frequent impairment charges under IFRS, where asset carrying values previously supported under US GAAP on an undiscounted cash flow basis cannot be supported on a discounted cash flow basis. However, the impact of any additional asset impairments recorded under IFRS may be partially offset by the requirement to reverse previously recorded impairment losses where circumstances have changed.

Under US GAAP, the cost of removing overburden and waste materials to expose ore and access mineral deposits for extraction during the production phase of a surface mine (“production stripping costs”) are accounted for as production costs and are included in the cost of the inventory produced during the period in which the stripping costs are incurred. IFRS requires that production stripping costs relating to improved access to ore be capitalized as part of a non-current stripping activity asset if probable future economic benefits will be realized, the costs can be reliably measured and the component of an ore body for which access has been improved can be identified. To the extent that ore is extracted and inventory is produced in the current period, IFRS instead prescribes that production stripping costs be accounted for as part of the cost of the inventory produced. The difference in approach to accounting for production stripping costs will result in a decrease in direct production costs and an increase in amortization expense relating to the recognition of non-current stripping activity assets under IFRS.

Under US GAAP, the Company accounts for exploration and evaluation (“E&E”) expenditures as current period operating expenses until it is determined that a mining property can be economically developed as a result of established proven and probable reserves. Once proven and probable reserves are established based on the results of a final feasibility study, the costs of drilling and development to further delineate the ore body are capitalized. IFRS provides guidance related to expenditures incurred during the E&E phase. IFRS requires entities to select and consistently apply an accounting policy that specifies which expenditures are capitalized as E&E assets. However, IFRS provides no specific guidance as to when E&E expenditures are to be capitalized. Agnico Eagle is in the process of defining the E&E phase within the context of IFRS and developing an accounting policy that outlines the point at which specific types of E&E expenditures will be capitalized.

IFRS requires the separate identification and measurement of significant individual components of property, plant and equipment, with individual components depreciated based on their individual useful lives. The Company identified significant individual components of property, plant and equipment under US GAAP in 2013 and will assess whether an adjustment relating to the retrospective application and depreciation of these components is required to its opening January 1, 2013 balance sheet under IFRS.

Note Regarding Production Guidance

The gold production guidance is based on the Company’s mineral reserves but includes contingencies, assumed metal prices and foreign exchange rates that are different from those used in the reserve estimates. These factors and others mean that the gold production guidance presented in this news release may not reconcile exactly with the production models used to support these mineral reserves.

Note Regarding Certain Measures of Performance

This news release presents financial performance measures, including “total cash costs per ounce of gold produced,” “minesite costs per tonne” and “all-in sustaining costs”, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year-over-year comparisons. However, each of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. Reconciliations of the Company’s total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs financial performance measures to comparable financial measures calculated and presented in accordance with US GAAP are detailed below.

The mineral reserve and resource information of this news release has been reviewed and approved by Daniel Doucet, Corporate Director, Reserve Development, under the supervision of Alain Blackburn, Senior Vice-President, Exploration. Both Mr. Doucet and Mr. Blackburn are designated P.Eng. with the Ordre ingenieurs du Quebec and qualified persons as defined by NI 43-101.

Detailed Mineral Reserve and Resource Data (as at December 31, 2013)

Category and Operation	Au	Ag	Cu	Zn	Pb	Au	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s	(000s)
						oz.)
Proven Mineral Reserve
Northern Business
LaRonde (underground)	3.48	23.27	0.31	0.60	0.07	668	5,978
Lapa (underground)	5.99					195	1,011
Goldex (underground)	1.52					6	119
Kittila (open pit)	3.50					25	222
Kittila (underground)	4.46					126	882
Kittila Total Proven	4.27					151	1,104
Meadowbank (open pit)	2.88					104	1,128
Meliadine (open pit)	7.31					8	34
Southern Business
Pinos Altos (open pit)	0.97	20.59				11	365
Pinos Altos (underground)	2.90	96.19				149	1,601
Pinos Altos Total Proven	2.54	82.17				161	1,966
La India (open pit)	0.64					5	228
Subtotal Proven Mineral Reserve	3.49					1,298	11,568

Probable Mineral Reserve
Northern Business
LaRonde (underground)	5.50	18.37	0.23	0.69	0.03	3,212	18,149
Lapa (underground)	5.92					87	456
Goldex (underground)	1.52					367	7,485
Kittila (open pit)	3.45					16	147
Kittila (underground)	4.66					4,547	30,373
Kittila Total Probable	4.65					4,563	30,520
Meadowbank (open pit)	3.26					1,647	15,692
Meliadine (open pit)	6.03					963	4,965
Meliadine (underground)	8.34					1,870	6,978
Meliadine Total Probable	7.38					2,833	11,943
Southern Business
Pinos Altos (open pit)	2.09	42.84				728	10,835
Pinos Altos (underground)	2.69	76.74				1,377	15,903
Pinos Altos Total Probable	2.45	63.00				2,105	26,738
La India projects (open pit)	0.87					753	26,868
Subtotal Probable Mineral Reserve	3.51					15,567	137,850
Northern Total Proven and Probable Reserves	4.60					13,841	93,618
Southern Total Proven and Probable Reserves	1.69					3,024	55,800
Total Proven and Probable Mineral Reserves	3.51					16,865	149,418

Category and Operation	Au	Ag	Cu	Zn	Pb	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Measured Mineral Resource
Northern Business
Goldex (underground)	1.86					12,360
Kittila (underground)	2.69					511
Southern Business
La India projects (open pit)	0.33					4,970
Total Measured Mineral Resource	1.46					17,841
Indicated Mineral Resource
Northern Business
LaRonde (underground)	2.12	32.53	0.16	1.61	0.16	4,242
Lapa (underground)	4.28					1,550
Goldex (underground)	2.03					17,744
Kittila (underground)	2.79					10,519
Meadowbank (open pit)	2.54					4,934
Meadowbank (underground)	4.85					2,341
Meadowbank Total Indicated	3.28					7,275
Meliadine (open pit)	4.33					6,911
Meliadine (underground)	5.46					12,075
Meliadine Total Indicated	5.05					18,986
Bousquet (open pit)	1.79					11,044
Bousquet (underground)	5.63					1,704
Bousquet Total Indicated	2.31					12,748
Ellison (underground)	4.54					429
Swanson (open pit)	1.93					504
Southern Business
Pinos Altos (open pit)	0.78	9.95				3,420
Pinos Altos (underground)	1.79	41.33				10,515
Pinos Altos Total Indicated	1.54	33.63				13,935
La India projects (open pit)	0.38					51,266
Total Indicated Mineral Resource	1.97					139,199
Northern Total Measured and Indicated Resources	2.96					86,869
Southern Total Measured and Indicated Resources	0.61					70,171
Total Measured & Indicated Mineral Resources	1.91					157,040

Category and Operation	Au	Ag	Cu	Zn	Pb	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Northern Business
LaRonde (underground)	4.61	14.72	0.27	0.55	0.05	10,536
Lapa (open pit Zulapa)	3.14					391
Lapa (underground)	7.06					585
Lapa Total Inferred	5.49					976
Goldex (underground)	1.64					26,068
Kittila (open pit)	4.00					257
Kittila (underground)	4.12					7,265
Kittila Total Inferred	4.12					7,522
Meadowbank (open pit)	3.15					1,100
Meadowbank (underground)	4.36					2,213
Meadowbank Total Inferred	3.96					3,313
Meliadine (open pit)	4.87					1,137
Meliadine (underground)	7.45					10,574
Meliadine Total Inferred	7.20					11,711
Bousquet (open pit)	1.16					679
Bousquet (underground)	4.54					3,888
Bousquet Total Inferred	4.04					4,567
Ellison (underground)	4.56					1,263
Kuotko, Finland (open pit)	2.89					1,823
Kylmäkangas, Finland (underground)	4.11	31.11				1,896
Southern Business
Pinos Altos (open pit)	1.05	21.23				15,040
Pinos Altos (underground)	2.54	54.77				2,667
Pinos Altos Total Inferred	1.28	26.28				17,707
La India projects (open pit)	0.36					82,089
Northern Total Inferred Resources	3.77					69,674
Southern Total Inferred Resources	0.53					99,795
Total Inferred Resource	1.86					169,470

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this news release has been prepared as at February 12, 2014. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “possible”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine estimates, production estimates, total cash costs per ounce, minesite costs per tonne and all-in sustaining costs estimates, cash flows, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, expansion projects, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based and estimates of depreciation expense, general and administrative expense and tax rates; the Company’s ability to fund its current pipeline of projects; the impact of maintenance shutdowns; the Company’s goal to build a mine at Meliadine; the Company’s ability to bring into commercial production the mine at La India; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with Agnico Eagle’s expectations; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s current expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and

risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This news release also uses the term “inferred resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from Agnico Eagle, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

In prior periods, reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages. The assumptions used for the mineral reserves estimates at all mines and advanced projects as of December 31, 2013, reported by the Company on February 12, 2014, are $1,200 per ounce gold, $18.00 per ounce silver, $0.82 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.03, 1.32 and 12.75, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined.  A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Reserve Development	March 4, 2010
Pinos Altos, Mexico	Daniel Doucet, Ing., Corporate Director of Reserve Development	March 25, 2009
Swanson, Quebec, Canada	Daniel Doucet, Ing., Corporate Director of Reserve Development
La India, Mexico	Daniel Doucet, Ing., Corporate Director of Reserve Development	August 31, 2012
Meadowbank, Nunavut, Canada	Alex Proulx, Ing., Meadowbank Division Mine Operations Manager	February 15, 2012
Goldex, Quebec, Canada	Robert Crépeau, P.Geo., Independent Consultant	October 14, 2012
Lapa, Quebec, Canada	Richard Dubuc, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Julie Larouche, P.Geo., Project Geologist, Technical Services Group	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2013.  Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s Form 20-F.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Operating margin(i) by mine:
LaRonde mine	$26,186	$35,363	$99,989	$173,596
Goldex mine	8,246	—	8,246	—
Lapa mine	17,345	20,755	71,635	100,377
Kittila mine	27,414	53,199	111,277	186,392
Pinos Altos mine	36,864	61,092	173,074	234,495
Creston Mascota deposit at Pinos Altos	8,009	441	21,679	63,227
Meadowbank mine	75,788	36,170	227,579	261,915
Total operating margin	199,852	207,020	713,479	1,020,002
Amortization of property, plant and mine development	79,825	72,680	296,078	271,861
Impairment loss	537,227	—	537,227	—
Exploration, corporate and other	57,421	36,232	250,856	313,000
Income (loss) before income and mining taxes	(474,621)	98,108	(370,682)	435,141
Income and mining taxes expense (recovery)	(21,305)	15,338	35,844	124,225
Net income (loss) for the period	$(453,316)	$82,770	$(406,526)	$310,916
Net income (loss) per share - basic (US$)	$(2.61)	$0.48	$(2.35)	$1.82

Cash provided by operating activities	$135,944	$105,964	$438,296	$696,007

Realized prices (US$):
Gold (per ounce)	$1,244	$1,684	$1,366	$1,667
Silver (per ounce)	$20.20	$31.25	$22.42	$31.66
Zinc (per tonne)	$1,958	$1,906	$1,907	$1,955
Copper (per tonne)	$7,275	$7,668	$7,160	$8,083

Payable production(ii):
Gold (ounces):
LaRonde mine	51,336	36,911	181,781	160,875
Goldex mine	19,305	—	20,810	—
Lapa mine	26,323	24,621	100,730	106,191
Kittila mine	41,710	45,273	146,421	175,878
Pinos Altos mine	46,490	48,932	181,773	183,662
Creston Mascota deposit at Pinos Altos	10,666	3,560	34,027	51,175
La India project	3,180	—	3,180	—
Meadowbank mine	123,433	77,238	430,613	366,030
Total gold (ounces)	322,443	236,535	1,099,335	1,043,811
Silver (thousands of ounces):
LaRonde mine	496	547	2,102	2,244
Kittila mine	2	—	6	—
Pinos Altos mine	548	622	2,366	2,237
Creston Mascota deposit at Pinos Altos	15	6	46	74
La India project	3	—	3	—
Meadowbank mine	29	21	100	91
Total silver (thousands of ounces)	1,093	1,196	4,623	4,646
Zinc (tonnes)	4,472	8,722	19,814	38,637
Copper (tonnes)	1,232	814	4,835	4,126

Payable metal sold:
Gold (ounces):
LaRonde mine	50,763	37,726	184,489	158,823
Goldex mine	16,991	—	16,991	—
Lapa mine	28,784	24,309	102,673	104,771
Kittila mine	43,442	46,620	148,561	170,478
Pinos Altos mine	45,117	46,149	182,964	178,334
Creston Mascota deposit at Pinos Altos	10,496	4,052	31,956	51,650
Meadowbank mine	130,928	79,752	430,748	364,006
Total gold (ounces)	326,521	238,608	1,098,382	1,028,062
Silver (thousands of ounces):
LaRonde mine	525	566	2,179	2,233
Kittila mine	1	—	5	—
Pinos Altos mine	553	575	2,367	2,162
Creston Mascota deposit at Pinos Altos	14	7	44	73
Meadowbank mine	28	19	99	87
Total silver (thousands of ounces)	1,121	1,167	4,694	4,555
Zinc (tonnes)	5,123	9,073	20,432	42,604
Copper (tonnes)	1,227	800	4,838	4,115

Total cash costs per ounce of gold produced (US$)(iii):
LaRonde mine	$664	$756	$763	$569
Goldex mine(iv)	782	—	782	—
Lapa mine	655	742	678	697
Kittila mine (v)	687	569	601	565
Pinos Altos mine	442	295	412	276
Creston Mascota deposit at Pinos Altos(vi)	431	—	485	326
Meadowbank mine	637	1,200	774	913
Weighted average total cash costs per ounce of gold produced	$623	$769	$672	$640

(i)	Operating margin is calculated as revenues from mining operations less production costs.

(ii)

Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(iii)

Total cash costs per ounce of gold produced is calculated net of silver, copper, zinc and other byproduct revenue credits. The weighted average total cash costs per ounce of gold produced is based on commercial production ounces. Total cash costs per ounce of gold produced is a non-GAAP measure that the Company uses to monitor the performance of its operations. See “Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine” contained herein for details.

(iv)	Excludes the Goldex mine’s results for the third quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex mine during the third quarter of 2013.

(v)

Excludes the Kittila mine’s results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were excluded from total cash costs per ounce of gold produced.

(vi)

Excludes the Creston Mascota deposit at Pinos Altos’ results for the first quarter of 2013 and the fourth quarter of 2012 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013.  The Creston Mascota deposit at Pinos Altos incurred $3,117 and $6,439 in production costs during the first quarter of 2013 and the fourth quarter of 2012, respectively, which were excluded from total cash costs per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at December 31, 2013	As at December 31, 2012

ASSETS
Current
Cash and cash equivalents	$170,041	$332,008
Trade receivables	67,300	67,750
Inventories:
Ore stockpiles	39,941	52,342
Concentrates and dore bars	58,543	69,695
Supplies	253,160	222,630
Income taxes recoverable	18,682	19,313
Available-for-sale securities	74,581	44,719
Fair value of derivative financial instruments	5,590	2,112
Other current assets	116,993	92,977
Total current assets	804,831	903,546
Other assets	66,394	55,838
Goodwill	39,017	229,279
Property, plant and mine development	4,049,117	4,067,456
	$4,959,359	$5,256,119
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$173,374	$185,329
Reclamation provision	3,452	16,816
Dividends payable	—	37,905
Interest payable	13,803	13,602
Income taxes payable	7,523	10,061
Capital lease obligations	12,035	12,955
Fair value of derivative financial instruments	467	277
Total current liabilities	210,654	276,945
Long-term debt	1,000,000	830,000
Reclamation provision and other liabilities	178,236	127,735
Deferred income and mining tax liabilities	593,320	611,227
SHAREHOLDERS’ EQUITY
Common shares:
Authorized - unlimited Issued - 174,181,163 (December 31, 2012 - 172,296,610)	3,294,007	3,241,922
Stock options	174,470	148,032
Warrants	—	24,858
Contributed surplus	37,254	15,665
Retained earnings (deficit)	(513,441)	7,046
Accumulated other comprehensive loss	(15,141)	(27,311)
Total shareholders’ equity	2,977,149	3,410,212
	$4,959,359	$5,256,119

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(thousands of United States dollars, except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

REVENUES
Revenues from mining operations	$437,240	$449,383	$1,638,406	$1,917,714

COSTS, EXPENSES AND OTHER INCOME
Production (i)	237,388	242,363	924,927	897,712
Exploration and corporate development	8,789	16,083	44,236	109,500
Amortization of property, plant and mine development	79,825	72,680	296,078	271,861
General and administrative	25,890	27,726	115,800	119,085
Impairment loss on available-for-sale securities	5,665	551	34,272	12,732
Provincial capital tax	—	—	(1,504)	4,001
Interest expense	15,424	14,287	57,999	57,887
Interest and sundry expense (income)	5,019	(565)	8,824	2,389
Loss (gain) on derivative financial instruments	2,941	(933)	(1,509)	819
Gain on sale of available-for-sale securities	(74)	(16,464)	(74)	(9,733)
Impairment loss (ii)	537,227	—	537,227	—
Foreign currency translation (gain) loss	(6,233)	(4,453)	(7,188)	16,320
Income (loss) before income and mining taxes	(474,621)	98,108	(370,682)	435,141
Income and mining taxes expense (recovery)	(21,305)	15,338	35,844	124,225
Net income (loss) for the period	$(453,316)	$82,770	$(406,526)	$310,916

Net income (loss) per share - basic	$(2.61)	$0.48	$(2.35)	$1.82
Net income (loss) per share - diluted	$(2.61)	$0.48	$(2.35)	$1.81

Weighted average number of common shares outstanding (in thousands):
Basic	173,616	171,837	172,893	171,250
Diluted	173,616	173,432	172,893	171,486

(i)    Exclusive of amortization, which is shown separately.

(ii)          Includes impairment losses on the Meadowbank mine ($269,269), Meliadine project ($200,064) and Lapa mine ($67,894). Total impairment loss amounts to $436,262, net of tax.

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

OPERATING ACTIVITIES
Net income (loss) for the period	$(453,316)	$82,770	$(406,526)	$310,916
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	79,825	72,680	296,078	271,861
Deferred income and mining taxes	(39,246)	25,358	(16,550)	72,145
Stock-based compensation	9,074	9,934	44,904	47,632
Gain on sale of available-for-sale securities	(74)	(16,464)	(74)	(9,733)
Impairment loss on available-for-sale securities	5,665	551	34,272	12,732
Impairment loss	537,227	—	537,227	—
Foreign currency translation (gain) loss	(6,233)	(4,453)	(7,188)	16,320
Other	12,506	4,626	23,817	16,048
Adjustment for settlement of environmental remediation	(694)	(5,682)	(9,081)	(21,449)
Changes in non-cash working capital balances:
Trade receivables	(3,129)	9,294	450	8,149
Income taxes	2,687	(29,687)	717	13,304
Inventories	21,706	6,811	(23,232)	(44,145)
Other current assets	26,490	7,156	(23,447)	18,909
Accounts payable and accrued liabilities	(50,340)	(49,550)	(12,695)	(20,928)
Interest payable	(6,204)	(7,380)	(376)	4,246
Cash provided by operating activities	135,944	105,964	438,296	696,007

INVESTING ACTIVITIES
Additions to property, plant and mine development	(133,095)	(151,843)	(577,789)	(445,550)
Acquisitions and investments	(4,776)	—	(69,855)	(12,035)
Net proceeds from sale of available-for-sale securities	171	42,626	171	73,358
Cash used in investing activities	(137,700)	(109,217)	(647,473)	(384,227)

FINANCING ACTIVITIES
Dividends paid	(31,999)	(29,331)	(126,266)	(118,121)
Repayment of capital lease obligations	(1,961)	(3,274)	(10,605)	(12,063)
Sale-leaseback financing	10,928	—	10,928	—
Proceeds from long-term debt	50,000	60,000	290,000	315,000
Repayment of long-term debt	—	(30,000)	(120,000)	(605,000)
Notes issuance	—	—	—	200,000
Long-term debt financing costs	—	—	—	(3,133)
Repurchase of common shares for restricted share unit plan	—	—	(19,000)	(12,031)
Common shares issued	3,843	16,741	23,672	32,742
Cash provided by (used in) financing activities	30,811	14,136	48,729	(202,606)

Effect of exchange rate changes on cash and cash equivalents	(682)	318	(1,519)	1,376

Net increase (decrease) in cash and cash equivalents during the period	28,373	11,201	(161,967)	110,550
Cash and cash equivalents, beginning of period	141,668	320,807	332,008	221,458
Cash and cash equivalents, end of period	$170,041	$332,008	$170,041	$332,008

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$22,261	$21,889	$58,152	$52,213
Income and mining taxes paid	$16,495	$29,973	$56,478	$56,962

AGNICO EAGLE MINES LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES
(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs per the consolidated statements of income (loss)	$237,388	$242,363	$924,927	$897,712
LaRonde mine	54,120	58,106	229,911	225,647
Goldex mine	13,172	—	13,172	—
Lapa mine	18,165	19,482	69,532	73,376
Kittila mine(i)	27,691	25,406	80,287	98,037
Pinos Altos mine	31,402	33,606	130,129	128,618
Creston Mascota deposit at Pinos Altos(ii)	5,279	—	16,726	17,885
Meadowbank mine	87,559	99,324	363,894	347,710
Total	$237,388	$235,924	$903,651	$891,273

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iii) by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$54,120	$58,106	$229,911	$225,647
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(18,845)	(29,214)	(82,057)	(131,750)
Inventory and other adjustments(iv)	(688)	(367)	(7,123)	107
Non-cash reclamation provision	(520)	(611)	(2,122)	(2,422)
Cash operating costs	$34,067	$27,914	$138,609	$91,582
Gold production (ounces)	51,336	36,911	181,781	160,875
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$664	$756	$763	$569

Goldex Mine - Total Cash Costs per Ounce of Gold Produced(iii)(v)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$13,172	$—	$13,172	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	26	—	26	—
Inventory and other adjustments(iv)	1,896	—	1,896	—
Cash operating costs	$15,094	$—	$15,094	$—
Gold production (ounces)	19,305	—	19,305	—
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$782	$—	$782	$—

Lapa Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$18,165	$19,482	$69,532	$73,376
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	78	167	376	513
Inventory and other adjustments(iv)	(978)	(1,365)	(1,504)	(71)
Non-cash reclamation provision	(16)	(15)	(67)	191
Cash operating costs	$17,249	$18,269	$68,337	$74,009
Gold production (ounces)	26,323	24,621	100,730	106,191
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$655	$742	$678	$697

Kittila Mine - Total Cash Costs per Ounce of Gold Produced(i)(iii)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$27,691	$25,406	$80,287	$98,037
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	60	65	281	391
Inventory and other adjustments(iv)	1,096	432	4,561	1,564
Non-cash reclamation provision	(185)	(148)	(435)	(551)
Cash operating costs	$28,662	$25,755	$84,694	$99,441
Gold production (ounces)	41,710	45,273	141,032	175,878
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$687	$569	$601	$565

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$31,402	$33,606	$130,129	$128,618
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(10,079)	(19,006)	(48,417)	(67,720)
Inventory and other adjustments(iv)	614	2,192	(884)	2,718
Non-cash reclamation provision	(75)	(51)	(297)	(205)
Stripping costs(vi)	(1,327)	(2,291)	(5,581)	(12,762)
Cash operating costs	$20,535	$14,450	$74,950	$50,649
Gold production (ounces)	46,490	48,932	181,773	183,662
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$442	$295	$412	$276

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced(ii)(iii)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$5,279	$—	$16,726	$17,885
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(171)	—	(520)	(1,758)
Inventory and other adjustments(iv)	(5)	—	517	(60)
Non-cash reclamation provision	(35)	—	(108)	(559)
Stripping costs(vi)	(471)	—	(1,052)	—
Cash operating costs	$4,597	$—	$15,563	$15,508
Gold production (ounces)	10,666	—	32,120	47,615
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$431	$—	$485	$326

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced(iii)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$87,559	$99,324	$363,894	$347,710
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(298)	(6)	(1,471)	(1,651)
Inventory and other adjustments(iv)	(4,628)	2,084	(5,471)	4,582
Non-cash reclamation provision	(377)	(406)	(1,538)	(1,611)
Stripping costs(vi)	(3,593)	(8,341)	(22,305)	(14,806)
Cash operating costs	$78,663	$92,655	$333,109	$334,224
Gold production (ounces)	123,433	77,238	430,613	366,030
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$637	$1,200	$774	$913

Reconciliation of Production Costs to Minesite Costs per Tonne(vii) by Mine

LaRonde Mine - Minesite Costs per Tonne(vii)

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012
Production costs		$54,120		$58,106		$229,911		$225,647
Adjustments:
Inventory adjustment(viii)	(487)		(282)		(6,259)		984
Non-cash reclamation provision	(520)		(610)		(2,122)		(2,421)
Minesite operating costs		$53,113		$57,214		$221,530		$224,210
Minesite operating costs (thousands of C$)	C$	55,812	C$	57,280	C$	228,654	C$	225,159
Tonnes of ore milled (thousands of tonnes)	619		587		2,319		2,359
Minesite costs per tonne (C$)(vii)	C$	90	C$	98	C$	99	C$	95

Goldex Mine - Minesite Costs per Tonne(vii)

Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$13,172	$—	$13,172	$—
Adjustments:
Inventory adjustment(viii)	1,896	—	1,896	—
Non-cash reclamation provision	—	—	—	—
Minesite operating costs	$15,068	$—	$15,068	$—
Minesite operating costs (thousands of C$)	C$	15,798	C$	—	C$	15,798	C$	—
Tonnes of ore milled (thousands of tonnes)	492	—	492	—
Minesite costs per tonne (C$)(vii)	C$	32	C$	—	C$	32	C$	—

Lapa Mine - Minesite Costs per Tonne(vii)

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012
Production costs	$18,165		$19,482		$69,532		$73,376
Adjustments:
Inventory adjustment(viii)	(907)		(1,343)		(1,217)		54
Non-cash reclamation provision	(16)		(15)		(67)		191
Minesite operating costs		$17,242		$18,124		$68,248		$73,621
Minesite operating costs (thousands of C$)	C$	18,106	C$	18,142	C$	70,621	C$	73,813
Tonnes of ore milled (thousands of tonnes)	168		161		641		641
Minesite costs per tonne (C$)(vii)	C$	108	C$	113	C$	110	C$	115

Kittila Mine - Minesite Costs per Tonne(i)(vii)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$27,691	$25,406	$80,287	$98,037
Adjustments:
Inventory adjustment(viii)	1,096	432	4,561	1,569
Non-cash reclamation provision	(185)	(148)	(435)	(551)
Minesite operating costs	$28,602	$25,690	$84,413	$99,055
Minesite operating costs (thousands of €)	€21,629	€19,148	€64,102	€75,305
Tonnes of ore milled (thousands of tonnes)	308	279	882	1,090
Minesite costs per tonne (€)(vii)	€70	€69	€73	€69

Pinos Altos Mine - Minesite Costs per Tonne(vii)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$31,402	$33,606	$130,129	$128,618
Adjustments:
Inventory adjustment(viii)	671	2,248	(821)	2,815
Non-cash reclamation provision	(75)	(51)	(297)	(205)
Stripping costs(vi)	(1,327)	(2,291)	(5,581)	(12,762)
Minesite operating costs	$30,671	$33,512	$123,430	$118,466
Tonnes of ore processed (thousands of tonnes)	673	730	2,725	2,862
Minesite costs per tonne (US$)(vii)	$46	$46	$45	$41

Creston Mascota deposit at Pinos Altos - Minesite Costs per Tonne(ii)(vii)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Production costs	$5,279	$—	$16,726	$17,885
Adjustments:
Inventory adjustment(viii)	(5)	—	515	(60)
Non-cash reclamation provision	(35)	—	(108)	(559)
Stripping costs(vi)	(471)	—	(1,052)	—
Minesite operating costs	$4,768	$—	$16,081	$17,266
Tonnes of ore processed (thousands of tonnes)	326	—	1,024	1,454
Minesite costs per tonne (US$)(vii)	$15	$—	$16	$12

Meadowbank Mine - Minesite Costs per Tonne(vii)

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
(thousands of United States dollars, except as noted)	December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012
Production costs	$87,559		$99,324		$363,894		$347,710
Adjustments:
Inventory adjustment(viii)	(4,229)		1,806		(5,220)		4,407
Non-cash reclamation provision	(377)		(406)		(1,538)		(1,610)
Stripping costs(vi)	(3,593)		(8,341)		(22,305)		(14,806)
Minesite operating costs		$79,360		$92,383		$334,831		$335,701
Minesite operating costs (thousands of C$)	C$	82,703	C$	92,471	C$	343,147	C$	336,431
Tonnes of ore milled (thousands of tonnes)	1,048		1,030		4,143		3,821
Minesite costs per tonne (C$)(vii)	C$	79	C$	90	C$	83	C$	88

Reconciliation of Weighted Average Total Cash Costs per Ounce of Gold Produced(iii) to All-In Sustaining Costs per Ounce of Gold Produced(ix)

Year Ended
(United States dollars per ounce of gold produced)	December 31, 2013
Weighted average total cash costs per ounce of gold produced(i)(ii)(iii)	$672
Sustaining capital expenditures	184
Exploration and corporate development expenses (excluding greenfield exploration)	14
General and administrative expenses (net of stock options)	82
All-in sustaining costs per ounce of gold produced(ix)	$952

(i)

Excludes the Kittila mine’s results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.  The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were excluded from total cash costs per ounce of gold produced.

(ii)

Excludes the Creston Mascota deposit at Pinos Altos’ results for the first quarter of 2013 and the fourth quarter of 2012 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013.  The Creston Mascota deposit at Pinos Altos incurred $3,117 and $6,439 in production costs during the first quarter of 2013 and the fourth quarter of 2012, respectively, which were excluded from total cash costs per ounce of gold produced.

(iii)

Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management also uses this measure to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)

Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(v)	Excludes the Goldex mine’s results for the third quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex mine during the third quarter of 2013.

(vi)

The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company’s peers within the mining industry.

(vii)

Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

(viii)	This inventory adjustment reflects production costs associated with unsold concentrates.

(ix)	All-in sustaining costs per ounce of gold produced, calculated beginning in 2013, is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides a realistic indicator of operating performance. However, this non-US GAAP measure should be considered together with other data prepared in accordance with US GAAP as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

Note Regarding Certain Measures of Performance

This press release presents financial performance measures, including “total cash costs per ounce of gold produced”, “minesite costs per tonne” and “all-in sustaining costs per ounce of gold produced” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year-over-year comparisons. However, each of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. Reconciliations of the Company’s total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs per ounce of gold produced financial performance measures to comparable financial measures are calculated and presented in accordance with US GAAP are detailed above.

The contents of this press release have been prepared under the supervision of, and reviewed by, Alain Blackburn, Ing., Senior Vice-President Exploration and a “Qualified Person” for the purposes of NI 43-101.

SOURCE: Agnico Eagle Mines Limited

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